EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: April 4th, 2025
Atlas FinTech Holdings Corp.

	By:	/s/ Craig Ridenhour
	Name:	Craig Ridenhour
	Title:	Executive Vice President

Dated: April 4th, 2025
AtlasBanc Corp.

	By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Chief Executive Vice President